Atlas Copco

RECEIVED

2005 SEP -7 P 3:23

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 205 49

Attention: Office of International Corporate Finance
Mail Stop 3-2

05010951

SUPPL

Stockholm, Sweden, August 31, 2005

File No. 82-812

Enclosed please find the following press release from Atlas Copco AB, marked with the above stated number.

- Atlas Copco to increase manufacturing capacity in India

Atlas Copco AB
Group Communications

Ylva Thornander Johnsson

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Sent by DHL AWB No. 477 9948 471

9/7

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm

Visitors address:
Sickla Industriväg 3

Telephone +46 (0)8 743 8000
Telefax +46 (0)8 644 9045

A Public Company (publ)
Reg. No. 556014-2720

Press Release from the Atlas Copco Group

For further information please contact:
Phillip Davidson, Managing Director, Atlas Copco (India) Ltd
+91 (0)20 27 14 60 40
Cathrine Stjärnekull, Communications Manager Atlas Copco AB
+46 (0)8 743 8074 or +46 (0)70 349 8074

Atlas Copco to increase manufacturing capacity in India

Stockholm, Sweden, August 31, 2005: Atlas Copco is to expand its manufacturing facilities in Nasik and Pune, India. The investment, made to meet an increasing demand, has a value of MSEK 44 (MEUR 4.7). The project is expected to be completed during the second quarter of 2007.

Atlas Copco is concentrating its production of construction and mining equipment to one site in Nasik, where it is investing in new assembly units for surface drilling rigs and in a modernization of the hand-held construction tools facility. In Pune, investments are for the modernization of the compressor production facility, which will increase capacity. The project is an important step in the strategy to meet an anticipated increase in demand. Revenues for Atlas Copco (India) Ltd., for the 12 months to June 30, 2005, were BINR 5.03 (approximately MSEK 890) and have almost doubled in the last two years.

Phillip Davidson, Managing Director of Atlas Copco (India) Ltd, comments on the investment: *"The steps we are taking to increase the capacity for construction and mining equipment are required both to meet an increase in demand and to enable a full integration of the units we acquired during 2004. At the same time, we will also capture additional synergies, by rationalizing our production of hand-held tools to one site in Nasik."* During 2004, Atlas Copco acquired operations in India from Ingersoll-Rand, which today are part of the Atlas Copco Drilling Solutions division.

The Indian compressor operation has grown significantly over the last two years. *"We foresee a period of sustained industrial growth and are adjusting our capacity to meet demand. By concentrating all compressor operations to Pune we will both improve our logistics process and the production flow."*

The new facilities in Pune will become operational from mid 2006. The Nasik plant is scheduled to be fully operational during the second quarter of 2007.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.